SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TCF Financial Corporation
(Name of Issuer) Common Stock, Par Value $.01 per Share
(Title of Class of Securities) 872275102
(CUSIP Number) December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 872275102	13G

1	Names of Reporting Persons Advisory Committee of TCF Employees Stock Purchase Plan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Advisory Committee is an unincorporated entity that serves as a committee of the Board of Directors of TCF Financial Corporation, a Delaware corporation.
Number of	5	Sole Voting Power 0
Shares Beneficially Owned by	6	Shared Voting Power 8,791,002
Each Reporting Person	7	Sole Dispositive Power 0
With:	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,791,002
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row 9 5.3%
12	Type of Reporting Person (See Instructions) EP

Item 1.

(a)         Name of Issuer:

TCF Financial Corporation

(b)         Address of Issuer’s Principal Executive Offices:

200 Lake Street East

Wayzata, Minnesota 55391

Item 2.

(a)   Name of Person Filing:

The Advisory Committee of TCF Employees Stock Purchase Plan

(b)   Address of Principal Business Office or, if none, Residence:

200 Lake Street East

Wayzata, Minnesota 55391

(c)   Citizenship:

U.S.A.

(d)   Title of Class of Securities:

Common Stock, Par Value $.01 per Share

(e)   CUSIP Number:

872275102

Item 3.     If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐  Broker or dealer registered under section 15 of the Act.

(b)   ☐  Bank as defined in section 3(a)(6) of the Act.

(c)   ☐  Insurance company as defined in section 3(a)(19) of the Act.

(d)   ☐  Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)   ☐  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)           ☒  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)          ☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)   ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)             ☐       A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                                                                                                Investment Company Act.

(j)            ☐       A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)        ☐       Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.     Ownership.

The following information with respect to the Advisory Committee’s ownership of Common Stock is provided as of December 31, 2013.  None of the shares set forth below constitute the beneficial ownership of shares which the Advisory Committee had the right to acquire within 60 days following such date.

(a)   Amount beneficially owned:

8,791,002

(b)   Percent of class:

5.3%

(c)   Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote
8,791,002

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

0

TCF Employees Stock Purchase Plan Advisory Committee (the “Advisory Committee”) has shared power to direct the voting of shares of Common Stock held under the TCF Employees Stock Purchase Plan (“ESPP”), which has individual accounts for the accrued contributions of participating employees of the Company and its subsidiaries.  The ESPP provides participants with the option of investing in a fund containing Common Stock (“Company Stock Fund”).

Employees participating in the ESPP have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts.  In general, the ESPP requires the Advisory Committee to direct the ESPP trustee to vote the shares in the Company Stock Fund to the extent they are not voted by the ESPP participants, subject to the trustee’s Employee Retirement Income Security Act of 1974 (“ERISA”) fiduciary duties.  The Advisory Committee thus has shared power over the voting of all shares of Common Stock allocated to participant accounts in the Company Stock Fund of the ESPP.

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Dividends on Common Stock allocated to the accounts of the ESPP participants are:

(a)         distributed to the participant or beneficiary in proportion to the participant’s or beneficiary’s interest in the Company Stock Fund as of the record date of the dividend; or

(b)         reinvested in the Company Stock Fund for the benefit of the participant or beneficiary to whom they would otherwise have been distributed as elected by the participant or beneficiary.

Item 7.               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.                   Identification and Classification of Members of the Group.

N/A

Item 9.                   Notice of Dissolution of Group.

N/A

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVISORY COMMITTEE OF TCF EMPLOYEES STOCK PURCHASE PLAN

January 20, 2014 Date /s/ Raymond L. Barton

Signature Raymond L. Barton/Member
/s/ William F. Bieber

Signature William F. Bieber/Member
/s/ Theodore J. Bigos

Signature Theodore J. Bigos/Member

/s/ Vance K. Opperman
Signature Vance K. Opperman/Chair
/s/ Gerald A. Schwalbach
Signature Gerald A. Schwalbach/Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).